Exhibit 99.2

Unaudited Q3 2016 Financial Information of Kenon, IC Power and Qoros and Unaudited

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon unaudited consolidated financial information

Appendix B: Summary IC Power unaudited consolidated financial information

Appendix C: Definition of IC Power’s EBITDA and non-IFRS reconciliation

Appendix D: Summary operational information of IC Power’s generation assets

Appendix E: Unaudited financial information of IC Power’s businesses

Appendix F: Summary Qoros unaudited consolidated financial information

Appendix A

Kenon Holdings Ltd and subsidiaries

Unaudited condensed consolidated statements of financial position

	September 30	December 31
	2016	2015
	$ Millions
Current assets
Cash and cash equivalents	451	384
Short-term investments and deposits	85	309
Trade receivables, net	254	123
Inventories	87	50
Other current assets	62	45
Income tax receivable	17	4

Total current assets	956	915

Non-current assets
Investments in associated companies	247	369
Deposits, loans and other receivables, including financial instruments	108	88
Tax and interest recoverable	48	—
Property, plant and equipment, net	3,524	2,960
Intangible assets	359	147
Deferred taxes, net	21	3

Total non-current assets	4,307	3,567

Total assets	5,263	4,482

Kenon Holdings Ltd and subsidiaries

Unaudited condensed consolidated statements of financial position, continued

	September 30	December 31
	2016	2015
	$ Millions
Current liabilities
Loans and debentures	364	353
Trade payables	336	145
Other payables, including derivative	97	109
Deposits from customers	67	—
Financial guarantees	160	—
Provisions	1	41
Income tax payable	18	5

Total current liabilities	1,043	653

Non-current liabilities
Loans	2,102	1,675
Loan from related party	46	—
Debentures	839	656
Derivative instruments	37	36
Deferred taxes, net	205	138
Financial guarantees	—	34
Other non-current liabilities	57	27

Total non-current liabilities	3,286	2,566

Total liabilities	4,329	3,219

Equity
Share capital	1,267	1,267
Translation reserve	(16)	(17)
Capital reserve	—	2
Shareholder Transaction Reserve	23	—
Accumulated losses	(556)	(191)

Equity attributable to owners of the Company	718	1,061
Non-controlling interests	216	202

Total equity	934	1,263

Total liabilities and equity	5,263	4,482

Kenon Holdings Ltd and subsidiaries

Unaudited condensed consolidated statements of profit or loss

	For the Nine Months ended		For the Three Months ended
	September 30	September 30	September 30	September 30
	2016	2015*	2016	2015*
	$ Millions		$ Millions
Revenue	1,383	992	502	336
Cost of sales and services (excluding depreciation)	(999)	(655)	(354)	(242)
Depreciation	(116)	(82)	(45)	(28)

Gross profit	268	255	103	66
Selling, general and administrative expenses	(113)	(73)	(41)	(25)
Impairment of investment in associated company	(72)	—	—	—
Dilution gains from reductions in equity interest held in associates	—	33	—	—
Gain from distribution of dividend in kind	—	210	—	210
Other income	17	6	10	—
Other expenses	(3)	(2)	(2)	(1)

Operating profit	97	429	70	250

Financing expenses	(137)	(92)	(51)	(39)
Financing income	11	8	3	2

Financing expenses, net	(126)	(84)	(48)	(37)

Provision of financial guarantees	(130)	—	(1)	—
Share in losses of associated companies, net of tax	(153)	(98)	(45)	(34)

(Loss)/profit before income taxes	(312)	247	(24)	179
Income taxes	(40)	(47)	(19)	(9)

(Loss)/profit for the period	(352)	200	(43)	170

Attributable to:
Kenon’s shareholders	(366)	179	(48)	165
Non-controlling interests	14	21	5	5

(Loss)/profit for the period	(352)	200	(43)	170

Basic/Diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted (loss)/profit per share	(6.81)	3.72	(0.90)	3.16

Kenon Holdings Ltd and subsidiaries

Unaudited condensed consolidated statements of cash flows

	For the Nine Months ended
	September 30	September 30
	2016	2015
	$ Millions
Cash flows from operating activities
(Loss)/Profit for the period	(352)	200
Adjustments:
Depreciation and amortization	126	89
Financing expenses, net	126	84
Share in losses of associated companies, net of tax	153	98
Gain from changes in interest held in associates	—	(33)
Gain from distribution of dividend in kind	—	(210)
Financial guarantees	130	—
Impairment of investment in associated company	72	—
Bad debt expense	16	—
Other capital (gains)/loss, net	15	3
Share-based payments	1	—
Income taxes	40	47

	327	278
Change in inventories	(35)	—
Change in trade and other receivables	(51)	32
Change in trade and other payables	(10)	(12)
Change in provisions and employee benefits	(41)	(34)

	190	264
Income taxes paid, net	(81)	(28)
Dividends received from investments in associates	—	4

Net cash provided by operating activities	109	240

Kenon Holdings Ltd and subsidiaries

Unaudited condensed consolidated statements of cash flows, continued

	For the Nine Months ended
	September 30	September 30
	2016	2015
	$ Millions
Cash flows for investing activities
Short-term deposits and loans, net	237	59
Business combinations, less cash acquired	(206)	(9)
Investment in associated company	(111)	(129)
Acquisition of property, plant and equipment	(229)	(418)
Acquisition of intangible assets	(6)	(13)
Interest received	4	7
Payment of consideration retained	(2)	(3)
Sale of securities held for trade and available for sale, net	17	7

Net cash used in investing activities	(296)	(499)

Cash flows from financing activities
Dividend paid to non-controlling interests	(24)	(8)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	9	5
Issuance of long-term loans and debentures	766	297
Repayment of long-term loans and debentures	(404)	(85)
Purchase of non-controlling interest	—	(20)
Short-term credit from banks and others, net	30	(12)
Contribution from parent company	—	34
Payment of consent fee	(10)	—
Bond issuance expenses	(28)	—
Interest paid	(89)	(67)

Net cash provided by financing activities	250	144

Increase/(Decrease) in cash and cash equivalents	63	(115)
Cash and cash equivalents at beginning of the period	384	610
Effect of exchange rate fluctuations on balances of cash and cash equivalents	4	(9)

Cash and cash equivalents at end of the period	451	486

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	I.C. Power*		Qoros****	Other	Adjustments	Total
	Generation**	Distribution***
	$ Millions
For the nine months ended September 30, 2016:
Total sales	1,001	382	—	—	—	1,383

Adjusted EBITDA*****	253	59	—	(17)	—	295

Depreciation and amortization	115	10	—	1		126
Financing income	—	(6)	—	(14)	9	(11)
Financing expenses	112	20	—	14	(9)	137
Other items:
Impairment of investment in associated company	—	—	—	72	—	72
Provision of financial guarantees	—	—	—	130	—	130
Share in (profits)/losses of associated companies	—	—	107	46	—	153

	227	24	107	249	—	607

Profit/(loss) before taxes	26	35	(107)	(266)	—	(312)
Income taxes	30	10	—	—	—	40

Profit/(loss) for the period from continuing operations	(4)	25	(107)	(266)	—	(352)

*	The total assets and liabilities of I.C. Power are $4.97 billion and $4.13 billion at September 30, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.
*****	Adjusted EBITDA is a non-IFRS measure. Adjusted EBITDA is an important measure used by us, and our businesses, to assess financial performance. Adjusted EBITDA is also used by our competitors, ratings agencies, financial analysts and investors to assess the financial performance of companies within our and our businesses’ industries. Adjusted EBITDA presents limitations that impair its use as a measure of each entity’s profitability since it does not take into consideration certain costs and expenses that result from each entity’s business that could have a significant effect on each entity’s profit for the period from continuing operations, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

	I.C. Power	Qoros***	Other	Adjustments	Total
	Generation*/**
	$ Millions
For the nine months ended September 30, 2015:
Sales to external customers	987	—	—	—	987
Intersegment sales	5	—	—	—	5

	992	—	—	—	992
Elimination of intersegment sales	(5)	—	—	5	—

Total sales	987	—	—	5	992

Adjusted EBITDA****	299	—	9	—	308

Depreciation and amortization	88	—	1	—	89
Financing income	(7)	—	(1)	—	(8)
Financing expenses	85	—	7	—	92
Other items:					—
Gain from distribution of dividend in kind	—	—	(210)	—	(210)
Share in losses (income) of associated companies	—	114	(16)	—	98

	166	114	(219)	—	61

Profit/(loss) before taxes	133	(114)	228	—	247
Income taxes	47	—	—	—	47

Profit/(loss) for the period from continuing operations	86	(114)	228	—	200

*	The total assets and liabilities of I.C. Power are $4.0 billion and $3.0 billion at September 30, 2015, respectively.
**	Revised.
***	Associated company.
****	Adjusted EBITDA is a non-IFRS measure.

Information regarding reportable segments (Cont’d)

	I.C. Power*		Qoros****	Other	Adjustments	Total
	Generation**	Distribution***
	$ Millions
For the three months ended September 30, 2016:
Total sales	361	141	—	—	—	502

Adjusted EBITDA*****	103	21	—	(6)	—	118

Depreciation and amortization	44	4	—	—	—	48
Financing income	3	(4)	—	(6)	4	(3)
Financing expenses	46	7	—	2	(4)	51
Other items:			—
Impairment of investment in associated company	—	—	—	—	—	—
Provision of financial guarantees	—	—	—	1	—	1
Share in (profits)/losses of associated companies	—	—	36	9	—	45

	93	7	36	6	—	142

Profit/(loss) before taxes	10	14	(36)	(12)	—	(24)
Income taxes	15	4	—	—	—	19

Profit/(loss) for the period from continuing operations	(5)	10	(36)	(12)	—	(43)

*	The total assets and liabilities of I.C. Power are $4.97 billion and $4.13 billion at September 30, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.
*****	Adjusted EBITDA is a non-IFRS measure.

	I.C. Power	Qoros***	Other	Adjustments	Total
	Generation*/**
	$ Millions
For the three months ended September 30, 2015:
Total sales	336	—	—	—	336

Adjusted EBITDA****	79	—	(9)	—	70

Depreciation and amortization	30	—	—	—	30
Financing income	(2)	—	—	—	(2)
Financing expenses	28	—	11	—	39
Other items:
Gain from distribution of dividend in kind	—	—	(210)	—	(210)
Share in losses (income) of associated companies	—	40	(6)	—	34

	56	40	(205)	—	(109)

(Loss)/profit before taxes	23	(40)	196	—	179
Income taxes	9	—	—	—	9

(Loss)/profit for the period from continuing operations	14	(40)	196	—	170

*	The total assets and liabilities of I.C. Power are $4.0 billion and $3.0 billion at September 30, 2015, respectively.
**	Revised.
***	Associated company.
****	Adjusted EBITDA is a non-IFRS measure.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		for the nine months ended		for the three months ended
	September 30	December 31	September 30	September 30	September 30	September 30
	2016	2015	2016	2015	2016	2015
	$ Millions		$ Millions		$ Millions
ZIM	80	201	(47)	17	(9)	5
Tower	—	—	—	(1)	—	—
Qoros	158	159	(107)	(114)	(36)	(40)
Others	9	9	1	—	—	1

	247	369	(153)	(98)	(45)	(34)

Appendix B

IC Power’s Unaudited Consolidated Statement of Income

	Nine Months Ended September 30,		Three Months Ended September 30,
	2016	2015	2016	2015
	($ millions)
Consolidated Statements of Income
Continuing Operations
Sales	1,383	991	502	336
Cost of sales (excluding depreciation and amortization)	(999)	(700)	(355)	(242)
Depreciation and amortization	(116)	(82)	(44)	(28)

Gross profit	268	209	103	66
General, selling and administrative expenses	(96)	(49)	(36)	(18)
Other expenses	(2)	(1)	(2)	—
Other income, net	17	3	11	1

Operating income	187	162	76	49
Financing expenses, net	(126)	(79)	(52)	(26)
Income before taxes from continuing operations	61	83	24	23
Taxes on income	(40)	(35)	(19)	(10)

Net income (loss) from continuing operations	21	48	5	13

Net income from discontinued operations, net of tax	—	4	—	—

Net income (loss) for the period	21	52	5	13

Attributable to:
Equity holders of the company	7	38	—	8
Non-controlling interest	14	14	5	5

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Nine Months Ended September 30,		Three Months Ended September 30,
	2016	2015	2016	2015
	($ millions)
Cash flows provided by operating activities	$127	$264	$72	$133
Cash flows (used in) investing activities	(202)	(377)	(25)	(36)
Cash flows provided by (used in) financing activities	91	—	97	(63)
Increase (decrease) in cash and cash equivalents	16	(113)	144	34
Cash and cash equivalents at the end of the period	380	461	380	461

Summary Data from IC Power’s Unaudited Consolidated Statement of Financial Position

	As at
	September 30, 2016	September 30, 2015	December 31, 2015
	($ millions)
Total financial liabilities[1]	$3,085	$2,444	$2,565
Total monetary assets[2]	(464)	(610)	(662)
Total equity attributable to the owners	619	822	826
Total assets	4,966	3,983	4,091

1.	Includes debt with financial institutions, excluding financial instruments.
2.	Includes cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

IC Power’s EBITDA

This press release, including the financial tables, presents IC Power’s EBITDA, a financial metric considered to be “non-IFRS.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

For the periods presented below, IC Power defines “EBITDA” for each entity as net income (loss), before depreciation and amortization, financing expenses, net and income tax expense (benefit). EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of IC Power’s profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on IC Power’s net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Both “EBITDA” and “Net Debt” are important measure used by IC Power, and its businesses, to assess financial performance. These measures are also used by IC Power’s competitors, ratings agencies, financial analysts and investors to assess the financial performance of companies within IC Power’s industry. IC Power’s management believes that the disclosure of EBITDA and Net Debt provides transparent and useful information to investors and financial analysts in their review of IC Power’s, or its subsidiaries’ and associated companies’, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	Nine Months Ended September 30, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income (loss) for the period	30	15	1	(56)	25	6	21
Depreciation and amortization[2]	43	20	28	28	13	(7)	125
Financing expenses, net	44	14	9	45	14	—	126
Income tax expense	18	2	6	3	10	1	40

EBITDA	135	51	44	20	62	—	312

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended September 30, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Net income (loss) for the period	11	7	—	(25)	10	2	5
Depreciation and amortization[2]	18	7	10	10	5	(2)	48
Financing expenses, net	21	7	2	19	3	—	52
Income tax expense (benefit)	10	2	3	—	4	—	19

EBITDA	60	23	15	4	22	—	124

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Nine Months Ended September 30, 2015
	(in USD millions) (unaudited)
	Generation				Adjustments	Total
	Peru	Israel	Central America	Other[1]
Net income (loss) for the period	29	18	16	(17)	6	52
Depreciation and amortization[2]	38	18	16	23	(7)	88
Financing expenses, net	30	20	8	21	—	79
Income tax expense	20	7	5	2	1	35

EBITDA	117	63	45	29	—	254

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

	Three Months Ended September 30, 2015
	(in USD millions) (unaudited)
	Generation				Adjustments	Total
	Peru	Israel	Central America	Other[1]
Net income (loss) for the period	11	5	6	(11)	2	13
Depreciation and amortization[2]	13	6	4	9	(2)	30
Financing expenses, net	10	7	3	6	—	26
Income tax expense (benefit)	5	2	2	1	—	10

EBITDA	39	20	15	5	—	79

1.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix D

Summary of IC Power’s Operating Generation Assets

The following table sets forth summary operational information regarding each of IC Power’s operating generation companies as of September 30, 2016 by geographical segment:

Segment	Country	Entity	Ownership Interest (%) (Rounded)	Fuel	Installed Capacity (MW)[1]		Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa	75	Natural Gas	1,063	[3]	797	Greenfield[3]
	Peru	Samay I4	75	Natural Gas and Diesel	616		462	Greenfield
	Peru	CDA	75	Hydroelectric	510		383	Greenfield
Israel	Israel	OPC	80	Natural Gas and Diesel	440		352	Greenfield
	Israel	AIE	100	Natural Gas[5]	18		18	Acquired
Central America	Nicaragua	Corinto	65	HFO	71		46	Acquired
	Nicaragua	Tipitapa Power	65	HFO	51		33	Acquired
	Nicaragua	Amayo I	61	Wind	40		24	Acquired
	Nicaragua	Amayo II	61	Wind	23		14	Acquired
	Guatemala	Puerto Quetzal	100	HFO	179		179	Acquired
	El Salvador	Nejapa	100	HFO	140		140	Original Inkia Asset
	Panama	Kanan	100	HFO	92		92	Greenfield
Other	Bolivia	COBEE	100	Hydroelectric, Natural Gas	228		228	Original Inkia Asset
	Chile	Central Cardones	87	Diesel	153		133	Acquired
	Chile	Colmito	100	Natural Gas and Diesel	58		58	Acquired
	Dominican Republic	CEPP	97	HFO	67		65	Original Inkia Asset
	Jamaica	JPPC	100	HFO	60		60	Original Inkia Asset
	Colombia	Surpetroil	60	Natural Gas	31		19	Acquired / Greenfield[6]
	Panama	Pedregal[7]	21	HFO	54		11	Original Inkia Asset

Total Operating Capacity					3,894		3,114

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of IC Power’s ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.	Kallpa’s plants were developed as projects constructed on unused land with no need to demolish or remodel existing structures, or greenfield projects, in four different stages between 2005 and 2012, resulting in 870 MW of installed capacity. In addition, Kallpa acquired Las Flores’ power plant in 2014, adding 193 MW to Kallpa’s capacity.
4.	In July 2016, all of the Samay I plant’s units were declared unavailable to the system due to damage to the shafts in three of the plant’s four units. IC Power has developed a plan to repair the units, and in October 2016, one of the units was declared available to the system. IC Power expects that the remaining units will be operational during the first quarter of 2017.
5.	AIE also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the acquisition price of AIE), based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and commercial operations are expected to commence by early 2019.
6.	When initially acquired by us, Surpetroil had a capacity of 15 MW. Surpetroil’s capacity has increased to 31 MW as a result of IC Power’s completion of various greenfield projects.
7.	Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associated companies.

Appendix E

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$105	$70	$40	$415	$384
Samay I	75	15	7	6	339	316
CDA	75	20	6	14	597	569
Israel segment
OPC	80	84	62	22	380	319
AIE	100	11	9	1	—	(14)
Central America segment
ICPNH[4]	61-65	23	17	5	91	80
Puerto Quetzal[5]	100	13	13	4	18	14
Nejapa[6]	100	21	16	2	4	(8)
Cenérgica	100	8	3	2	1	(1)
Guatemel	100	2	1	—	—	(1)
Kanan	100	16	15	2	55	52
Other segment
COBEE	100	8	4	3	70	52
Central Cardones	87	3	1	3	35	33
Colmito	100	5	5	—	17	15
CEPP	97	9	7	1	11	7
JPPC[7]	100	13	9	2	6	4
Surpetroil[8]	60	2	2	(1)	2	1
RECSA	100	1	—	(1)	5	4
Holdings[9]
IC Power Distribution Holdings	100	—	—	—	119	119
Inkia & Other[10]	100	1	—	(2)	448	368
IC Power & Other[11]	100	—	—	(1)	164	18
DISTRIBUTION
DEORSA	93	62	48	9	122	115
DEOCSA	91	80	60	13	186	175

TOTAL		$502	$355	$124	$3,085	$2,621

1.	“EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
10.	Outstanding debt includes $448 million for Inkia.
11.	Includes $12 million of IC Power’s outstanding debt, $56 million of ICPI’s debt and $96 million of Overseas Investment Peru’s debt.

The following tables set forth a reconciliation of income (loss) to EBITDA for IC Power’s subsidiaries for Q3 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$12	$1	$(2)	$7	$—	$—	$2
Depreciation and amortization	12	3	3	7	—	3	1
Finance expenses, net	8	7	6	6	1	2	—
Income tax expense (benefit)	8	3	(1)	2	—	—	1

EBITDA	$40	$14	$6	$22	$1	$5	$4

	Nejapa	Cenérgica	Kanan	Guatamel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$2	$1	$(4)	$—	$1	$—	$1
Depreciation and amortization	—	—	5	—	1	1	—
Finance expenses, net	—	—	—	—	1	1	(1)
Income tax expense	2	1	1	—	—	1	—

EBITDA	$2	$2	$2	$—	$3	$3	$—

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power & Other
		($ millions)
Net income (loss)	$1	$1	$(1)	$—	$(2)	$(16)	$(9)
Depreciation and amortization	—	1	—	(1)	—	7	—
Finance expenses, net	—	—	—	—	2	8	8
Income tax expense (benefit)	—	—	—	—	—	(1)	—

EBITDA	$1	$2	$(1)	$(1)	$—	$(2)	$(1)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$6	$4	$5
Depreciation and amortization	3	2	48
Finance expenses, net	2	1	52
Income tax expense	2	2	19

EBITDA	$13	$9	$124

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of September 30, 2016.

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$415	$597	$339	$380	$—	$91	$18	$4	$1	$55
Cash	31	28	23	61	14	11	4	12	2	3

Net Debt	$384	$569	$316	$319	$(14)	$80	$14	$(8)	$(1)	$52

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$70	$35	$17	$11	$6	$2	$5	$119	$448
Cash	1	18	2	2	4	2	1	1	—	80

Net Debt	$(1)	$52	$33	$15	$7	$4	$1	$4	$119	$368

	IC Power & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$164	$186	$122	$3,085
Cash	146	11	7	464

Net debt	$18	$175	$115	$2,621

	Three Months Ended September 30, 2015
Entity	Ownership Interest (%)	Sales	Cost of Sales	EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
Peru segment
Kallpa	75	$114	$71	$39	$419	$393
Assets in advanced stages of construction
CDA	75	—	—	—	535	481
Samay I	75	—	—	—	246	225
Israel segment
OPC	80	86	65	20	402	179
AIE (Hadera)	100	3	3	—	—	—
Central America segment
ICPNH[4]	61-65	29	19	8	101	83
Puerto Quetzal[5]	100	31	28	2	19	10
Nejapa[6]	100	26	22	3	—	(28)
Cenérgica	100	6	5	2	—	(3)
Asset in advance stages of construction
Kanan	100	—	—	—	—	—
Other segment
COBEE	100	8	5	3	72	52
Central Cardones	87	3	—	2	44	43
Colmito	100	5	4	—	17	15
CEPP	97	11	8	2	25	(5)
JPPC[7]	100	11	11	—	6	—
Surpetroil[8]	60	2	1	—	2	2
Holdings[9]
Inkia & Other[10]	100	1	—	1	447	305
IC Power & Other[11]	100	—	—	(3)	109	82

Total		$336	$242	$79	$2,444	$1,834

1.	“EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.	Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.
4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Figures include Puerto Quetzal and Poliwatt Limited (one of IC Power’s subsidiaries that performs administrative functions and maintains certain licenses on behalf of Puerto Quetzal).
6.	Figures include amounts related to Nejapa’s branch and main office.
7.	Figures include JPPC and Private Power Operator Ltd. (IC Power’s subsidiary that employs JPPC’s employees and performs administrative-related functions).
8.	Figures include Surpetroil and Surenergy S.A.S ESP (IC Power’s subsidiary that performs administrative functions and maintains certain licenses on behalf of Surpetroil).
9.	In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies.
10.	Outstanding debt includes $447 million for Inkia.
11.	Includes $12 million of IC Power’s outstanding debt and $97 million of ICPI’s debt.

The following tables set forth a reconciliation of income (loss) to EBITDA for IC Power’s subsidiaries for Q3 2015:

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa
	($ millions)
Net income (loss)	$13	$(1)	$(1)	$5	$3	$—	$3
Depreciation and amortization	13	—	—	6	2	1	—
Finance expenses, net	8	1	1	7	3	—	—
Income tax expense (benefit)	5	—	—	2	—	1	—

EBITDA	$39	$—	$—	$20	$8	$2	$3

	Cenérgica	Kanan	COBEE	Central Cardones	Colmito	CEPP
	($ millions)
Net income	$1	$—	$1	$—	$(1)	$2
Depreciation and amortization	—	—	1	1	1	—
Finance expenses, net	—	—	1	1	—	(1)
Income tax expense	1	—	—	—	—	1

EBITDA	$2	$—	$3	$2	$—	$2

	JPPC	Surpetroil	Inkia & Other	IC Power & Others	Total
	($ millions)
Net income (loss)	$(1)	$—	$(8)	$(3)	$13
Depreciation and amortization	1	1	3	—	30
Finance expenses, net	1	(1)	5	—	26
Income tax expense (benefit)	(1)	—	1	—	10

EBITDA	$—	$—	$1	$(3)	$79

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of September 30, 2015.

	Kallpa	CDA	Samay I	OPC	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$419	$535	$246	$402	$101	$19	$—	$—	$—
Cash	26	54	21	223	18	9	28	3	—

Net Debt	$393	$481	$225	$179	$83	$10	$(28)	$(3)	$—

	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Inkia & Other	ICP& Other	Total
	($ millions)
Total debt	$72	$44	$17	$25	$6	$2	$447	$109	$2,444
Cash	20	1	2	30	6	—	142	27	610

Net Debt	$52	$43	$15	$(5)	$—	$2	$305	$82	$1,834

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Profit or Loss for the Nine Months and Three Months ended September 30, 2016

	For the nine months ended		For the three months ended
In millions of RMB	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Revenue	1,719	1,054	607	393
Cost of sales	(2,176)	(1,130)	(824)	(445)

Gross Loss	(457)	(76)	(217)	(52)
Other income	66	34	35	25
Research and development expenses	(123)	(201)	(41)	(51)
Selling and distribution expenses	(266)	(358)	(69)	(108)
Administrative expenses	(312)	(411)	(107)	(160)
Other expenses	(12)	(61)	(5)	(20)

Results from operating activities	(1,104)	(1,073)	(404)	(366)
Finance income	49	—	—	—
Finance costs	(300)	(312)	(61)	(136)

Net finance cost	(251)	(312)	(61)	(136)

Loss for the period	(1,355)	(1,385)	(465)	(502)

Summary of Qoros’ Unaudited Condensed Consolidated Statement of Financial Position

	At 30 September	At 31 December
In millions of RMB	2016	2015
Assets
Property, plant and equipment	4,299	4,275
Intangible assets	4,571	4,657
Prepayments for purchase of equipment	12	59
Lease prepayments	201	204
Trade and other receivables	92	92
Equity-accounted investee	2	2

Non-current assets	9,177	9,289
Inventories	203	245
VAT recoverable	829	833
Trade and other receivables	101	43
Prepayments	20	36
Pledged deposits	24	113
Cash and cash equivalents	103	257

Current assets	1,280	1,527

Total assets	10,457	10,816

Equity
Paid-in capital	10,425	8,332
Accumulated losses	(9,491)	(8,136)

Total equity	934	196

Liabilities

Loans and borrowings	4,270	4,660
Deferred income	422	169
Provision	45	21

Non-current liabilities	4,737	4,850
Loans and borrowings	2,193	2,829
Trade and other payables	2,552	2,616
Deferred income	41	325

Current liabilities	4,786	5,770

Total liabilities	9,523	10,620

Total equity and liabilities	10,457	10,816